UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
November 4, 2014

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1933

Symmetry Surgical Inc.

File No. 333-198596 - CF#31686

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Symmetry Surgical Inc. submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Form S-4 filed on September 5, 2014, as amended.

Based on representations by Symmetry Surgical Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, information excluded from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.3   through October 24, 2017

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary